20014361

SEC
Mail Processing
Section

NOV 23 2020

Washington DC
415

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48848

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Potomac Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8926 Mt Tabor Road
(No. and Street)

Middletown	Maryland	21769
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Goodloe E. Byron, Jr. (301) 695-9229
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville, APAC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Blvd, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Goodloe E. Byron, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Potomac Capital Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA L. BURDETTE
NOTARY PUBLIC
FREDERICK COUNTY, MD
My Commission Expires 06-30-2024

[signature]
Signature

President and Chief Compliance Officer
Title

[signature] Barbara L. Burdette
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

POTOMAC CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)
DECEMBER 31, 2019

(CONFIDENTIAL PURSANT TO RULE 17a-5(e)(3))

POTOMAC CAPITAL MARKETS, LLC

CONTENTS

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – pncpa.com

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Potomac Capital Markets, LLC
Middletown, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Potomac Capital Markets, LLC (the Company) as of December 31, 2019, the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Potomac Capital Markets, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Potomac Capital Markets, LLC's management. Our responsibility is to express an opinion on the Potomac Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Potomac Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Potomac Capital Markets, LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Potomac Capital Markets, LLC's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

P&N
Postlethwaite & Netterville

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has a history of a lack of significant revenues and recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plan regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Auditors' Report on Supplemental Information

The supplemental information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information for Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Potomac Capital Markets, LLC 's auditor since 2020.

Postlethwaite & Netterville

Baton Rouge, Louisiana
November 5, 2020

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS		
Cash and Cash Equivalents	$	10,826
TOTAL ASSETS	$	10,826
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	751
Due to related parties		3,678
Members' equity		6,397
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	10,826

See accompanying notes to financial statements.

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2019	
Revenues	
Advisory Fees	$ 7,500
	7,500
Expenses	
Administrative services	10,625
Payments to correspondents	3,250
Professional Fees	39,849
Regulatory Fees	3,666
Miscellaneous	1,474
Taxes	300
	59,164
Other Income	
Other Income	13
	13
Net loss	$ (51,651)

See accompanying notes to financial statements.

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2019		
Members' equity, beginning of year	$	24,858
Net loss		(51,651)
Contributions to members' equity		33,400
Distributions paid to members		(210)
Members' equity, end of year	$	6,397

See accompanying notes to financial statements.

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2019	
Subordinated liabilities to claims of general creditors at January 1, 2019	$ -
Increases	-
Decreases	-
Subordinated liabilities to claims of general creditors at December 31, 2019	$ -

See accompanying notes to financial statements.

POTOMAC CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2019		
Cash flows from operating activities		
Net loss	$	(51,651)
Adjustments to reconcile net loss to		
net cash provided by (used) in operating activities:		
Changes in operating assets and liabilities:		
Due from/to related parties		21,899
Balance on deposit with FINRA		7
Accounts payable and accrued expenses		(2,202)
Net cash (used) in operating activities		(31,947)
Cash flows from financing activities		
Proceeds from contributions to members' equity		33,400
Distributions paid to members		(210)
Net cash provided by financing activities		33,190
Net increase in cash and cash equivalents		1,243
Cash and cash equivalents, beginning of year		9,583
Cash and cash equivalents, end of year	$	10,826

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Potomac Capital Markets, LLC (the "Company"), a majority owned subsidiary of Potomac Investment Services, Inc. ("Parent") is a Maryland Limited Liability Company ("LLC") organized and registered as a minimum net capital broker dealer. The Company is a member of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The business activities of the Company as prescribed in the membership agreement are limited to private placement of securities.

As a minimum net capital broker-dealer, the Company does not hold customer securities or cash balances.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United states of America ("GAAP").

The accompanying financial statements have been prepared from separate records maintained by the Company and may not be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

Cash Equivalents

The Company considers its investment in short-term money market accounts to be cash equivalents.

Revenue Recognition Policies

Revenue is measured for merger and acquisition (M&A) advisory, placement and other related consulting services based on consideration specified; both fixed and variable, in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control as services are performed for a customer. The recognition and measurement of revenue is based on the assessment of the individual contract terms. Significant judgement is required to determine the performance obligations and whether they are satisfied at point in time or over time; how to estimate variable consideration, including whether constraints on variable consideration should be applied due to uncertain future events; how to allocate the total transaction price where multiple performance obligations are identified; and when to recognize revenue based on the appropriate measure of progress for any performance obligations satisfied over time.

M&A advisory and other consulting services. The fees associated with advisory and consulting services are primarily paid upfront, when a contract is signed, through a nonrefundable fixed fee. The advisory and consulting services can consist of analyzing financial information such as financial statements and

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition Policies (continued)

forecasts; information relevant to the transaction ("the deal") and, as applicable, potential buyer(s) and seller entities; development of marketing materials to highlight customer (as seller) key attributes; assist with the buy-side or sell-side due diligence; assist with the evaluation of prospective offers and structuring of a deal; other advisory or consulting services such as valuation and other related advice. The various activities described as part of the advisory and consulting services are not considered distinct within the context of the contract because the services are generally delivered concurrently with one another and can be highly interrelated. For instance, for sell-side M&A advisory services, evaluation and analyses will support the marketing materials and other information provided to prospective buyers, and provide the basis for development of a viable target list. This then can lead to assistance with the due diligence and recommendations on potential deals. However, these services are considered a separate and distinct performance obligation from the placement services; although there is some dependency, the customer is receiving distinct value from these services regardless of whether or not a successful deal is consummated. The stated fees for advisory or consulting generally approximate a stand-alone-selling-price for these services and therefore, would also approximate the allocated transaction price. The transaction price allocated to this performance obligation is recognized over time as the related activities occur, beginning around the time of contract execution and continuing until the contract term has ended or there is termination or consummation of the deal, if sooner. The Company believes that using a ratable recognition method over the service period is the appropriate approach since the services have a consistent pattern of transfer and are performed as requested or as needed.

Placement services. There are two types of transaction fees associated with the placement related services. There is a "success" or "broker" fee that is paid upon a successful consummation of the transaction. There is a "contingent" fee that is paid, as applicable, once payment of a contingent portion of the deal purchase price occurs, such as a portion of the price paid based on future revenue or earnings measures or other future events such as continued employment of key personnel. The placement services generally consist of assisting with final activities associated with successful consummation of a deal, including financial negotiations on deal structure and pricing. As noted previously, although there is some dependency, the placement services are considered a separate and distinct performance obligation from M&A advisory and other services. The customer will utilize the results from the advisory and consulting services to determine whether they want to continue with an attempt at successful placement and deal consummation. That decision point drives the services provided within this next phase which, as described, consists primarily of the related activities to finalize and consummate a deal, plus, as applicable, certain activities that may take place during a period after consummation, such as those associated with

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition Policies (continued)

earning a contingent fee. The pricing for these fees is typically based on a commission that is determined using defined percentages that are applied to different tiers of the final deal price (success fee) plus a defined percentage applied to a future event and /or earnings or other financial measure (contingent fee). The pricing generally approximates a stand-alone-selling-price because it falls within a standard, market-based range based on the potential deal size and specific, relevant market factors, such as geographic or industry factors. The transaction price that is allocated to this performance obligation is entirely variable. The portion of the price related to the success fee is not estimated using one of the available methods prescribed in ASC 606 for variable consideration since it is considered fully constrained. The events surrounding realization of the success fees are highly uncertain and typically, the expected consideration would be fully constrained until practically, consummation occurs. Therefore, the success fees are not included in the transaction price until consummation is certain to occur. Similarly, in many instances, the contingent fees are based on highly uncertain, future events which are highly susceptible to factors outside the Company's influence, such as specified financial target or other measures. When not fully constrained, the contingent fees are estimated using the most likely amount at the estimation date. Any allocated transaction price that is not constrained is recognized for the placement services over time, as the related activities are performed. Effectively, those associated with attempts at successful consummation of the deal are performed very close to the deal close (or scheduled) date. Additionally, as noted previously, the respective success fee is going to be fully constrained until it is known with certainty that the deal will be consummated. Therefore, the recognition will occur upon consummation of a successful deal. There is no recognition of a success fee if the deal is terminated. For contingent fees, once not constrained, the pattern of transfer will depend on when the underlying events have occurred or financial measures have been met. Generally, once the fees are not constrained, the related events or measures have occurred or have been met. If these have not yet occurred, such as when the fees are associated with future employment, ratable recognition over of the service period will typically be an appropriate approach for recognizing revenue due to the consistent pattern of transfer over the period.

Reimbursable expense. Out-of-pocket costs are reimbursed for some contacts and are considered immaterial. Revenue is recognized as the costs are incurred.

The following table presents revenue by major source.

Advisory Fees	$7,500

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition Policies (continued)

Contract Costs to Obtain or Fulfill a Contract.

Contract costs to obtain or fulfill a contract are expensed as incurred since the costs do not meet the definition of "incremental" or other criteria for capitalization and recognition as an asset.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2019, the management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2016.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Accounting Standards Adopted

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," which amends current lease guidance. This guidance requires, among other things, that lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued ASU No. 2018-11, "Leases (Topic 842): Targeted Improvements," which simplifies the implementation by allowing entities the option to instead apply the provisions of the new guidance at the effective date, without adjusting the comparative periods presented. The Company adopted this guidance effective January 1, 2019. The adoption of the guidance had no impact on the financial statements as the Company has no leases recorded as of 2019.

2. Liquidity and Going Concerns

The Company has a history of a lack of significant revenues and operating losses for the last five years. Our cash at hand at December 31, 2019 is not sufficient to cover our operating costs for the next twelve months.

2. Liquidity and Going Concerns (continued)

The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. The Company is not currently generating sufficient revenues. Our affiliate company, Potomac Asset Management Company (PAMCO), has pledged to support the Company by funding operations. The Company can give no assurances that any additional capital that it is able to obtain will be adequate to meet its needs. These conditions raise substantial doubt to the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Net Capital Requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires maintenance of minimum net capital and ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company's net capital was $6,397 which was $1,397 in excess of its minimum requirement of $5,000.

4. Related party transactions and commitments

Service Agreement

The Company is 99% owned by the Parent, a Maryland C corporation. The Parent provided office space, communication systems, and operational and administrative services for consideration from the Company of $10,625 for the year ended December 31, 2019. There are no individuals which are employed directly by the Company. These services are provided under an Administration Services Agreement that provided for minimum charges for the basic services and additional charges when additional services are provided; the agreement had term of five years from March 2003 and is renewable annually, and is cancelable with 30 days notice by either party. As of December 31, 2019, the Company has recognized a liability of $4,778 for services related to this agreement.

The Company has a receivable of $1,100 due from a related party at December 31, 2019, unrelated to the service agreement.

5. Concentrations of credit risk

The Company maintains its cash balances at various financial institutions, which at times, may exceed federally insured limits ($250,000 per depositor). The Company has not experienced any issues in such accounts and believes it is not subject to any significant credit risk on cash.

6. Contingencies

In the normal course of business activities, the Company is subject to regulatory / examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes that the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

7. Regulatory Actions

The Company was notified by FINRA on April 2, 2020 that suspension procedures were initiated as it failed to file the 2019 audited financial statements by April 27, 2020 (suspension effective date). The Company's FINRA membership was cancelled on May 11, 2020 due to the failure to pay fees, and subsequently reinstated on June 8, 2020. The Company was officially expelled on July 6, 2020 as the Company failed to file the 2019 audited financial statements within three months of the notice of suspension. The Company will take actions to file a request for termination of the expulsion as soon as the financial statements are available to be issued.

8. Subsequent Events

In December 2019, a novel strain of coronavirus disease ("COVID-19") was first reported in Wuhan, China. Less than four months later, on March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The extent of the COVID-19's effect on the Company's operations and financial performance will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company's business. However, if the pandemic continues to evolve into a severe worldwide health crisis, the disease could have material adverse effect on the Company's business, results of operations, financial condition and cash flows.

These financial statements were approved by management and available for issuance on November 5, 2020. Subsequent events have been evaluated through this date.

POTOMAC CAPITAL MARKETS, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2019

	As filed on January 27, 2020	Adjustments	As Amended
Members' equity	$ 6,907	$ (510)	$ 6,397
Less nonallowable assets	-	-	-
Net capital	$ 6,907	$ (510)	$ 6,397
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000	$ 5,000	$ 5,000
Excess net capital	$ 1,907	$ (510)	$ 1,397
Amounts included in total liabilities which represent aggregate indebtedness	$ 3,919	$ 510	$ 4,429
Ratio of aggregate indebtedness to net capital	0.57		0.69

Note: The 4Q FOCUS report filed on January 27, 2020 differs from the presentation above due to an increase in franchise tax expense of $300 and distributions of members' equity of $210 which decreased members' equity $510 and increased aggregate indebtedness by $510. The Company filed an amended 4Q FOCUS on September 8, 2020.

See Report of Independent Registered Public Accounting Firm.

POTOMAC CAPITAL MARKETS, LLC
SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – **pncpa.com**

A Professional Accounting Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
Potomac Capital Markets, LLC
Middletown, Maryland

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Potomac Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Potomac Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (exemption provisions) and (2) Potomac Capital Markets, LLC stated that Potomac Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Potomac Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Potomac Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
November 5, 2020

Potomac Capital Markets, LLC Exemption Report

Potomac Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions from 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exemption.

Potomac Capital Markets, LLC,

I, Goodloe E, Byron, Jr., swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct for the fiscal year ended December 31, 2019.

By: Goodloe E Byron Jr

Title: Chief Compliance Officer

Date: November 5, 2020

MARYELLEN GLUCK
NOTARY PUBLIC
FREDERICK COUNTY, MD

MaryEllen Gluck

MY COMMISSION EXPIRES
10/17/23